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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                         Rollins Truck Leasing Corp.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $1.00 par value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 775741 10 1
                           ------------------------
                                (CUSIP Number)



Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                              Page 1 of 5 Pages
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CUSIP NO.  775741 10 1          13G             Page 2 OF 5 Pages


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        OLD MCM, INC.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) / /
                                                                (b) / /

3      SEC USE ONLY

4      CITIZENSHIP OF PLACE OF ORGANIZATION

        STATE OF DELAWARE

 NUMBER OF             5  SOLE VOTING POWER

   SHARES                 1,400,095

BENEFICIALLY           6  SHARED VOTING POWER

  OWNED BY                0

    EACH               7  SOLE DISPOSITIVE POWER

  REPORTING               2,768,745

   PERSON              8  SHARED DISPOSITIVE POWER

    WITH                  39,300

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,808,045

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.1%

12      TYPE OF REPORTING PERSON*

        IA

                     *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP NO.  77541 10 1                 13G                  Page 3 of 5 Pages




ITEM 1.

     (a)  Name of Issuer:

          Rollins Truck Leasing Corp. (the "Company")

     (b)  Address of Issuer's Principal Executive Offices:

          One Rollins Plaza
          Wilmington, DE  19803

ITEM 2.

     (a)  Name of Person Filing:

          Old MCM, Inc. ("MCM")

     (b)  Address of Principal Business Office, if none, Residence:

          Munder Capital Center
          480 Pierce Street, Suite 300
          P.O. Box 3043
          Birmingham, MI  48012-3043

     (c)  Citizenship:

          MCM is a corporation incorporated under the laws of the State of Delaware

     (d)  Title of Class of Securities:

          Common Stock, $1.00 par value ("Common Stock")

     (e)  CUSIP Number:

          775741 10 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

/X/  (e)  Investment Adviser registered under Section 203 of the Investment
          Advisers Act of 1940
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CUSIP NO. 775471 10 1                 13G                   Page 4 of 5 Pages

ITEM 4.  OWNERSHIP

    (a)  Amount Beneficially Owned:

               2,808,045 shares of Common Stock

    (b)  Percent of Class:

               6.1%

    (c)  Number of shares as to which such person has:

         (i)   sole power to vote or to direct the vote:

                                  1,400,095

         (ii)  shared power to vote or to direct the vote:

                                      0

         (iii)  sole power to dispose or to direct the disposition of:

                                  2,768,745

         (iv)  shared power to dispose or to direct the disposition of:

                                    39,300

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

While MCM is the beneficial owner of the shares of Common Stock of the Company, MCM is the beneficial owner of such stock on behalf of numerous clients who have the right to receive and the power to direct the receipt of dividends from, or the proceeds of the sale of, such Common Stock. No such client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Common Stock.

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CUSIP NO. 775471 10 1                   13G                  Page 5 of 5 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not Applicable


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not Applicable


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not Applicable


ITEM 10.  CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any such transaction having such purposes or effect.


                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         OLD MCM, INC.


                                         By:  /s/ Terry Gardner
                                         ----------------------------
                                              Terry Gardner
Dated: February 14, 1995                 Its: Vice President and CFO